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SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 3)*
Endocare, Inc.
(Name of Issuer) Common Stock
(Title of Class of Securities) 29264P104
(CUSIP Number) December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29264P104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Asset Management LLC Tax ID #41-2066451
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 983,937
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 983,937
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,937
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 29264P104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Long/Short Fund Ltd. Tax ID #98-0475958
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 983,937
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 983,937
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 983,937
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 29264P104	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Black River Long/Short Opportunity Fund LLC Tax ID #30-0330292
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.
(a) Name of Issuer
Endocare, Inc.

(b) Address of Issuer's Principal Executive Offices
201 Technology Drive
Irvine, CA 92618
Item 2.
(a)    Name of Person Filing

   This statement is filed by: (i) Black River Asset Management LLC (“Black River”) with respect to shares of common stock of the Issuer (“Shares”) owned by Black River Long/Short Fund Ltd. (“Long/Short Fund”); and (ii) the Long/Short Fund with respect to Shares owned by it.

(b)     Address of Principal Business Office or, if none, Residence

Business office of Black River
12700 Whitewater Drive
Minnetonka, MN 55343

The address of the principal business office of Long/Short Fund
P.O. Box 309
Ugland House
Grand Cayman KY1-1104 Cayman Islands

(c)      Citizenship

   Black River is Delaware limited liability company.
   Long/Short Fund is a Cayman Islands exempted company.

(d)      Title of Class of Securities

   Common Stock

(e)      CUSIP Number

   29264P104

Item 3.      If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership

The percentages used herein are calculated based upon the Shares issued and outstanding as of September 30, 2008, as reported on the Issuer’s quarterly report on Form 10-Q filed for the quarterly period ending September 30, 2008.

1. Black River Asset Management LLC (“Black River”)
(a) Amount beneficially owned: 983,937
(b) Percent of class: 8.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 983,937
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 983,937
(iv) Shared power to dispose or to direct the disposition of: 0

2. Black River Long/Short Fund Ltd. (“Long/Short Fund”)
(a) Amount beneficially owned: 983,937
(b) Percent of class: 8.3%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 983,937
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 983,937
(iv) Shared power to dispose or to direct the disposition of: 0

3. Black River Long/Short Opportunity Fund LLC (“Long/Short Opportunity Fund”)
(a) Amount beneficially owned: 0
(b) Percent of class: 0
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Prior to the transaction reported on this Amended Schedule 13G, Long/Short Fund was a member of a “group” with Long/Short Opportunity Fund for purposes of Section 13(d) of the Securities Exchange Act. As a result of Long/Short Opportunity Fund’s transfer of 164,832 shares of common stock of the Issuer to Long/Short Fund, Long/Short Fund is the direct beneficial owner of 983,937 shares of common stock of the Issuer.

Black River does not own any Shares or securities convertible into Shares. Pursuant to an investment advisory agreement, Black River has investment and voting power with respect to the securities held by the Long/Short Fund.

Item 5.     Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

(Black River Long/Short Opportunity Fund LLC has ceased to be a beneficial owner)

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.      Identification and Classification of Members of the Group

Not applicable.

Item 9.     Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 17, 2009
Date /s/ Robert S. Goedken
Signature Black River Asset Management LLC Robert S. Goedken, Chief Legal Officer
Name/Title

February 17, 2009
Date /s/ Robert S. Goedken
Signature Black River Long/Short Fund Ltd. By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title

February 17, 2009
Date /s/ Robert S. Goedken
Signature Black River Long/Short Opportunity Fund LLC By: Black River Asset Management LLC, Its Investment Adviser Robert S. Goedken, Chief Legal Officer
Name/Title